Via E-mail and EDGAR Suzanne Hayes Assistant Director, Disclosure Operations Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 Tel 212 610 6300 Fax 212 610 6399 Direct line 212 610 6309

Our ref 0013935-0000044 NY:17317768.3

October 3, 2013

Re:   Bank of Montreal

Registration Statement on Form F-3

Filed July 3, 2013

File No. 333-189814

Dear Ms. Hayes,

On behalf of Bank of Montreal (the Bank) and BMO Covered Bond Guarantor Limited Partnership (the Guarantor), this letter responds to your letter, dated July 30, 2013 (the Comment Letter), regarding the above-referenced Registration Statement (the Registration Statement). We are at this time, on behalf of the Bank and the Guarantor (the Registrants), submitting pre-effective Amendment No. 1 to the Registration Statement (Amendment No. 1). For your convenience, each comment from the Comment Letter is repeated in its entirety and numbered to correspond with its number in the Comment Letter. Each comment is followed by a response made on behalf of the Registrants.

Each capitalized term that is used in this letter without definition has the meaning specified in the prospectus (the “prospectus”) or the form of prospectus supplement included in Amendment No. 1.

Registration Statement on Form F-3

General

1.	Please note that it is not appropriate to qualify the disclosure in your filing by reference to statutes, regulations, or other sources. Please revise your disclosure to eliminate such qualifications and indicate that all material information is contained in the prospectus supplement and related exhibits.

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is authorized and regulated by the Solicitors Regulation Authority of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AD and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.

Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Athens, Bangkok, Beijing, Belfast, Bratislava, Brussels, Bucharest (associated office), Budapest, Casablanca, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hanoi, Ho Chi Minh City, Hong Kong, Istanbul, Jakarta (associated office), London, Luxembourg, Madrid, Mannheim, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Sydney, Tokyo, Warsaw and Washington, D.C.

Response: As requested, the Registration Statement has been revised to contain all material information in the Registration Statement (including the prospectus supplement and related exhibits) and eliminate unnecessary references to statutes, regulations and other sources.

2.	We note that BMO Covered Bond Guarantor Limited Partnership, as co-registrant, has not also filed this registration statement with its own CIK number. Please revise with your next amended filing.

Response: As requested, BMO Covered Bond Guarantor Limited Partnership, has filed Amendment No. 1, with its own CIK number. CIK Number: 0001583993.

3.	We note that you reference, but did not include, a form of Prospectus Supplement in your Form F-3. Please be aware that we need to review the form of Prospectus Supplement in order to complete a review of the Prospectus, as well as confirm compliance with Regulation AB disclosure requirements. Please amend your filing accordingly. Refer to Item 1103(a) of Regulation AB for a list of items that should be included in a prospectus summary.

Response: We have included, as part of Amendment No.1, a form of prospectus supplement that is representative of the types of prospectus supplements to be utilized in connection with the issuance of securities under the Registration Statement.

4.	Please ensure that you have provided all of the information required under Items 1105(b) and 1111 (including paragraphs (b) and (c)) of Regulation AB. It appears you are missing disclosure relating to, without limitation, delinquencies, obligor credit quality and material pool characteristics. Please revise accordingly or advise.

Response: In accordance with Items 1105(b) and 1111 of Regulation AB, the form of prospectus supplement filed with Amendment No. 1 includes, under Annex B “Historical Portfolio Data” and Annex A “Overall Portfolio Statistics” and each prospectus supplement utilized in connection with an issuance of securities under the Registration Statement, will include such information.

5.	Please ensure that you have provided all of the information required under Item 1104(e) of Regulation AB. It appears you are missing disclosure required by Exchange Act Rule 15Ga-1(a). Please revise accordingly or advise.

Response: In accordance with Item 1104(e) of Regulation AB, the form of prospectus supplement filed with Amendment No. 1 includes the required information under the heading “The Portfolio,” and each prospectus supplement utilized in connection with an issuance of securities under the Registration Statement will include, such information.

Forward-Looking Statements, page 3

6.	Please revise this section to clearly state that the “safe harbor” provisions will not apply to statements made by the Guarantor.

Response: As requested, the referenced section has been revised to state that the “safe harbor” provisions will not apply to statements made by the Guarantor.

Summary, page 7

7.	We note your use of acronyms here and throughout the prospectus. Please define acronyms upon first use.

Response: As requested, we have limited the use of acronyms and defined acronyms upon first use where applicable. We believe that the use of acronyms and defined terms in Amendment No. 1 is consistent with effective registration statements for comparable covered bond transactions.

Program Structure Diagram, page 10

8.	Please revise your program structure diagram to indicate who will receive and who will pay the interest (if any) on the covered bonds once they have been issued and sold.

Response: As requested, the referenced diagram has been revised to indicate payments of interest on the covered bonds.

Summary of the Covered Bond Program, page 11

9.	We note your reference at the top of page 13 to “Condition 5” and similar references throughout the prospectus. Please clarify that these “Conditions” are part of the Terms and Conditions of the Covered Bonds, as listed on page 58.

Response: As requested, clarifying language has been added to the referenced section and throughout the prospectus to indicate that the conditions mentioned in this section refer to the terms and conditions of the covered bonds described later in the prospectus.

Taxation, page 15

10.	Please provide a cross-reference, where appropriate, to your discussion of who qualifies as a “specified shareholder” on page 211.

Response: As requested, the referenced section has been revised to be more descriptive of who qualifies as a “specified shareholder” and still includes a cross-reference for further detail.

Status of the Covered Bonds, page 16

11.	Please revise your disclosure here and on page 54 to clarify the “certain limited circumstances” in which the covered bonds would not constitute deposits.

Response: As requested, the language has been revised and as a result, the referenced paragraph has been revised to remove the phrase “certain limited circumstances” to clarify the status of the covered bonds.

Risk Factors, page 20

12.	We note that certain of your risk factor subcaptions do not adequately describe the risk discussed, as required by Item 503(c) of Regulation S-K. Please revise the following subcaptions to provide a clear statement of the risk presented:

•	Bankruptcy or Insolvency Risk (page 28);

•	Risks particular to ReadiLine Loans (page 33);

•	Changes of law (page 38);

•	Exchange rate risks and exchange controls (page 40);

•	Interest rate risks (page 41);

•	Canadian usury laws (page 43); and

•	Interest of Dealers (page 44).

Response: As requested, the risk factors have been revised to better summarize the risk discussed in each risk factor.

13.	Please revise your risk factor disclosure where appropriate to discuss risks related to the following:

•	The Bond Trustee not being obligated to serve an Issuer Acceleration Notice on the Bank or Guarantor Acceleration Notice on the Guarantor;

Response: As requested, a risk factor titled “The Bond Trustee’s powers may affect the interest of the holders of the covered bonds” under the heading “Risk Factors—Risks related to the structure of a particular issue of covered bonds” has been added and includes a discussion of the Bond Trustee not being obligated to serve an Issuer Acceleration Notice on the Bank or a Notice Pay on the Guarantor.

•	The Bond Trustee not being required to seek enforcement of the provisions of the Trust Deed and the covered bonds;

Response: As requested, a risk factor titled “The Bond Trustee’s powers may affect the interest of the holders of the covered bonds” under the heading “Risk Factors—Risks related to the structure of a particular issue of covered bonds” has been included to explain the risks associated with Bond Trustee’s powers and discretion under the Trust Deed, and the circumstances upon which it is not required to seek enforcement of the provisions of the Trust Deed.

•	Reliance on the Bank as the swap provider, including any related conflicts, if applicable.

Response: We have added a risk factor under the heading “Risk Factors—Reliance on certain transaction parties—Reliance on Swap Providers” describing the primary risks relating to reliance on swap providers.

Risks relating to the covered bonds generally, page 20

The Guarantor may not be able to sell Loans prior to maturity . . . , page 25

14.	Please revise to explain when the sale of Selected Loans will be subject to the prior written approval of the Bond Trustee or will require the Bond Trustee to release the Loans and their Related Security. We note your disclosure on page 146.

Response: As requested, we have added a cross-reference to the section titled “Summary of Principal Documents—Security Agreement—Release of Security” which provides an explanation of the circumstances when the sale of Selected Loans will be subject to the prior written approval of the Bond Trustee and the circumstances under which the Bond Trustee will be required to release the Loans and their Related Security.

Reliance on certain transaction parties, page 26

The Guarantor and the covered bondholders place significant reliance . . . , page 26

15.	We note your reference here and elsewhere to minimum credit ratings required to be maintained by the Bank. Please revise to clarify these minimum credit ratings.

Response: As requested, in the section titled “Risk Factors—Reliance on certain transaction parties—Replacement of the Bank as services provider may not be found on acceptable terms or within an acceptable time period and the ability of the Guarantor to perform its obligations may be impaired,” we have added a cross-reference to the section titled “Summary of Principal Documents—Cash Management Agreement” which describes the ratings required to be maintained by the Bank, as initial Cash Manager. We have also revised the following sections of the Registration Statement “Summary of the Principal Documents—Servicing Agreement,” “—Cash Management Agreement,” “—Interest Rate Swap Agreement”, “—Covered Bond Swap Agreement,” and “—Bank Account Agreement” to describe the minimum credit ratings required to be maintained by the applicable transaction party where applicable.

Limitations on recourse to the Seller…, page 34

16.	We note your disclosure that the Guarantor will be entitled to require the Seller to repurchase the Loan and Related Security. Please revise to discuss why the Guarantor might not require the Seller to repurchase the Loan and Related Security and any associated risks.

Response: As requested, we have revised the disclosure. We have clarified that such repurchases are obligatory, rather than at the discretion of the Guarantor.

Interest obligations may be greater than the monthly installment…, page 37

17.	At the end of this discussion please clarify the risk that increased interest obligations pose to covered bond investors specifically.

Response: As requested, the referenced risk factor has been revised to describe the risks associated with increased interest obligations to covered bond investors.

Issuance of covered bonds in book-entry form…, page 40

18.	Please expand your disclosure to identify some of the types of investors that may not be able to hold securities in book-entry form and to explain the impact of book-entry issuance on pledging.

Response: As requested, we have revised the disclosure and inserted “Risk Factors – Risks related to the structure of a particular issue of covered bonds – The covered bonds will initially be held in book-entry form and therefore you must rely on the procedures of the relevant clearing systems to exercise any rights and remedies”. The new risk factor includes a discussion of the types of investors that may not be able to hold securities in book-entry form and explains the impact of book-entry issuance on pledging, consistent with effective registration statements for comparable securities transactions.

Description of the Covered Bonds, page 54

General, page 54

19.	We note your disclosure that you may issue covered bonds in amounts that exceed the total amount specified on the cover of the prospectus supplement at any time without the consent of the holders of covered bonds and without notifying them. Please tell us whether you would amend your prospectus supplement or file a new prospectus supplement.

Response: The Registrants will either amend the prospectus supplement or file a new prospectus supplement, in accordance with SEC guidance, if the amount issued exceeds the total amount specified on the cover of the prospectus supplement.

Pre-Maturity Liquidity, page 56

20.	Please describe the “certain actions” that the Guarantor is required to undertake upon the failure or breach of the Pre-Maturity Test.

Response: As requested, the referenced section has been revised to describe the actions required to be performed by the Guarantor upon the failure or breach of a Pre-Maturity Test and a cross-reference to the section titled “Summary of the Principal Documents—Guarantor Agreement—Sale of Selected Loans following a breach of the Pre-Maturity Test” has been added, which more fully describes the Pre-Maturity Test and the actions which the Guarantor is required to undertake upon the failure or breach of the Pre-Maturity Test.

Valuation Calculation, page 57

21.	Please revise your disclosure to state how often the Guarantor is required to perform the Valuation Calculation.

Response: As requested, the referenced section has been revised to state that the Guarantor is required to perform the Valuation Calculation monthly.

Terms and Conditions, page 57

Condition 7 (Taxation), page 59

22.	Please provide a brief summary of the “certain conditions” in which the Bank will not pay additional amounts sufficient so that the holder will receive the same net amount that would have been received absent the tax or other duty, assessment or charge.

Response: As requested, the referenced section has been revised to summarize the conditions in which the Bank will not pay additional amounts to covered bondholders.

Condition 14 (Meetings of Covered Bondholders…), page 60

23.	Please provide a brief summary of the “certain modifications” that the Bond Trustee, the Guarantor and the Bank may agree to without the consent of holders of covered bonds of any series.

Response: As requested, the referenced section has been revised to summarize the modifications that the Bond Trustee, the Guarantor and the Bank may agree to without the consent of holders of the covered bonds of any series.

Terms and Conditions of the Covered Bonds, page 61

4.1 Interest on Fixed Rate Covered Bonds, page 66

24.	We note that the term “Broken Amount” will be defined in the applicable prospectus supplement; however, please revise your disclosure on pages 66 and 226 to generally describe the term.

Response: As requested, the referenced sections have been revised to generally describe that the term “Broken Amount” means an amount which may be paid in addition to the interest payment amount on an interest payment date, if so specified in the applicable prospectus supplement.

Summary of the Principal Documents, page 106

25.	We note your use of defined terms in this section to refer to various participants in the covered bond program, such as the Cash Manager, Account Manager, Account Bank, GDA Provider, Interest Rate Swap Provider, and Covered Bond Swap Provider. Please revise your discussion of each agreement as appropriate to clarify the various roles that will initially be performed by the Bank.

Response: As requested, the discussion under each agreement has been revised to indicate the various roles that will initially be performed by the Bank.

Prospectus Supplement, page 106

26.	We note your statement that “a review by the Bank of randomly selected Loans in the Portfolio will be described in the prospectus supplement,” which contemplates a review of the loans. Please include, in a form of Prospectus Supplement, a description of the asset review process that will be undertaken. Refer to Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB.

Response: As requested, in accordance with Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB a description of the asset review process performed by the Bank has been included in the form of prospectus supplement filed with Amendment No. 1, under the heading “The Portfolio —Review of Portfolio,” and each prospectus supplement utilized in connection with an issuance of securities under the Registration Statement will include such information.

Mortgage Sale Agreement – ReadiLine Accounts, page 118

27.	We note your statement that the Bank expects that the Portfolio will from time to time include ReadiLine loans. Please include disclosure in the appropriate location of the percentage of the value of the covered bond portfolio loans that are ReadiLine loans.

Response: As requested, information has been included in Annex A to the prospectus supplement filed with Amendment No. 1 under the heading “Overall Portfolio Statistics”.

Mortgage Sale Agreement – Repurchase of Loans, page 125

28.	Since the Guarantor is an affiliate of the Bank, please include a discussion of the conflicts associated with the repurchase provisions given that the Seller, which may be the Bank or another affiliate of the Bank, is the obligated party to repurchase.

Response: As requested, (i) a discussion on the conflicts associated with the repurchase provisions referenced has been added to the section titled “Summary of the Principal Documents—Mortgage Sale Agreement—Repurchase of Loans” and (ii) a cross-reference to the risk factors under the section “Risk Factors—reliance on certain transaction parties,” which explains the risks and conflicts associated with the Bank or its affiliates acting as a transaction party under the program, has been added to the referenced section.

Mortgage Sale Agreement – Defaulted Loans, page 126

29.	Since the Cash Manager is the Bank, please include a discussion of the conflicts associated with the identification of Defaulted Loans in the Portfolio given that the Seller, which may be the Bank or another affiliate of the Bank, is the obligated party to repurchase.

Response: As requested, (i) a discussion on the conflicts associated with the Cash Manager being the Bank has been added to the section titled “Summary of the Principal Documents—Mortgage Sale Agreement—Defaulted Loans” and (ii) a cross-reference to the risk factors under the section “Risk Factor—reliance on certain transaction parties” which explains the risks and conflicts associated with the Bank or its affiliates acting as a transaction party under the program, has been added to the referenced section.

Covered Bond Swap Agreement, page 153

30.	Please revise to describe the “other risks” against which this agreement provides a hedge.

Response: As requested, the referenced section has been revised to remove “other risks”, which are not applicable under the Covered Bond Swap Agreement.

Standby Bank Account Agreement, page 158

31.	Please revise this section to name the Standby Account Bank and Standby GDA Provider. Also, please reconcile your use of the terms “Stand-by” GDA Provider and the “Standby” GDA Provider.

Response: As requested, the referenced section has been revised to clarify the disclosure regarding the Standby Account Bank and the Standby GDA Provider and disclosure regarding the “Stand-by GDA Provider” and the “Standby GDA Provider” have been reconciled.

Guaranteed Deposit Account Contract, page 160

32.	Please revise this section and the following section to clarify the interest rates applicable to your guaranteed deposit account and stand-by guaranteed deposit account.

Response: As requested, the referenced section has been revised to include the interest rates applicable to the guaranteed deposit account and the stand-by guaranteed deposit account, which are equal to the GDA Rate and the Standby GDA Rate, respectively.

Portfolio, page 181

33.	Please include a discussion of the process and criteria for selecting loans for sale to the Guarantor for inclusion in the Portfolio, and for selecting Randomly Selected Loans and Selected Loans for sale by the Guarantor. Refer to Item 1111(a)(4) of Regulation AB.

Response: As requested, (i) the referenced section has been revised to discuss the process and criteria for selecting loans for sale to the Guarantor. In addition, the referenced section refers readers to “Summary of the Principal Documents—Mortgage Sale Agreement—Eligibility Criteria” and “Summary of the Principal Documents—Mortgage Sale Agreement—Loan Representations and Warranties” which provide further details on criteria applicable to loans to be sold to the Guarantor, (ii) the discussion under the heading “Summary of the Principal Documents—Guarantor Agreement—Asset Coverage Test” the definition of “Randomly Selected Loans” includes a description of the process and criteria for selecting Randomly Selected Loans and (iii) the section titled “Summary of the Principal Documents—Guarantor Agreement—Method of sale of Portfolio assets” discusses calculations applicable to Randomly Selected Loans.

Characteristics of the Loans, page 181

34.	We note your statement that mortgage loans originated by the Bank are secured by a first mortgage on the related residential property and are full recourse against the borrowers, subject to exceptions in Alberta and Saskatchewan. Please include disclosure of the percentage of the value of the covered bond portfolio loans that are related to residential properties in Alberta and Saskatchewan.

Response: The prospectus supplement under Annex A “Overall Portfolio Statistics” and each prospectus supplement utilized in connection with an issuance of securities under the Registration Statement, will include the percentage of the value of covered bond portfolio loans that are related to residential properties in Alberta and Saskatchewan.

35.	We note your statement that the Bank may make more than one mortgage loan and provide home equity lines of credit to a borrower under a single loan agreement, in which case such loan and home equity line of credit will be subject to cross-default. Please include disclosure of the percentage of the value of the covered bond portfolio loans that are subject to cross-default provisions.

Response: The prospectus no longer contains this feature and it will not be part of the program at this point.

Loan Origination and Lending Criteria – Credit Adjudication, page 185

36.	We note your disclosure that any consumer credit decision that is not an ALD-generated approval, and all mortgage specialist loans, are adjudicated by the Bank’s Credit Department. Please revise, where appropriate, to comply with Item 1111(a)(8).

Response: As requested, the section “Loan Origination and Lending Criteria” has been revised to comply with Item 1111(a)(8) of Regulation AB.

Description of the Canadian Registered Covered Bond…, page 190

37.	Please revise your disclosure to define the capitalized term “Registry,” as used on pages 190 and 192.

Response: As requested, “Registry” has been defined under the heading “Where you can find more information.”

38.	We note your statement that the Guarantor may hold substitute assets that may consist of securities and repos of securities. Note that if you contemplate including securities in the portfolio, consideration must be given to whether the registration of those securities would be required under the Securities Act of 1933. Please confirm that you will file a new registration statement if the portfolio includes securities that would require registration due to their inclusion in the covered bond portfolio.

Response: As described under the heading “Summary of the Principal Documents—Guarantor Agreement—Limit on investing in Substitution Assets” and elsewhere in the prospectus, Substitution Assets may not comprise more than 10% of the aggregate value of (i) the aggregate loan balance of the Loans in the Portfolio, (ii) the face value of the Substitution Assets in the Portfolio and (iii) all cash held by the Guarantor, and are restricted to (a) securities issued by the Government of Canada, (b) repos of Government of Canada securities having terms acceptable to the CMHC. Accordingly, no such registration of Substitution Assets will be required. However, we will file a new registration statement if the portfolio includes securities that would require registration due to their inclusion in the covered bond portfolio.

Glossary, page 223

39.	Please eliminate references in this section to exhibits or outside sources such as “as set out in Schedule 1 to the Trust Deed,” or “each as defined in each of the Swap Agreements.”

Response: As requested, the referenced definitions have been defined in the applicable section of the Registration Statement or in the glossary and references to exhibits or outside sources have been removed.

Item 9. Exhibits, page II-3

40.	Please file the exhibits with your next amendment.

Response: All required exhibits have been filed with Amendment No. 1.

The Bank hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Bank may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments concerning the contents of this letter, please do not hesitate to call the undersigned at (212) 610-6309.

Very truly yours,

/s/ Lawton M. Camp

Lawton M. Camp

Allen & Overy LLP

cc:	United States Securities and Exchange Commission:

Laura Crotty, United States Securities and Exchange Commission

Ramin Olson, United States Securities and Exchange Commission

Bank of Montreal:

Catherin Cranston, Senior Vice President, Finance and Treasurer

Brad Chapman, Senior Legal Counsel

Muhammad Amir, Corporate Treasury